Exhibit 23.3
Consent of Independent Accountants
The Board of Directors
Celero Energy, LP:
We consent to the incorporation by reference in this registration statement on Form S-3 of Whiting Petroleum Corporation of our report dated August 11, 2005, with respect to the statements of revenues and direct operating expenses of the oil and gas properties (the North Ward Estes and Ancillary Properties) acquired in October 2004 by Celero Energy, LP for the six months ended June 30, 2005, year ended December 31, 2004, and three months ended December 31, 2003, which report appears in the Form 8-K/A of Whiting Petroleum Corporation dated September 19, 2005.

/s/ KPMG LLP
Dallas, Texas
September 19, 2005